Exhibit 99.1
PetroChina Files Annual Report on Form 20-F
May 26, 2009, Beijing —PetroChina Company Limited (“PetroChina”, SEHK stock code 00857; NYSE symbol PTR; SSE stock code 601857) announced today that it has filed its annual report on Form 20-F which includes its audited financial statements for the fiscal year ended December 31, 2008, with the United States Securities and Exchange Commission (the “SEC”).
Pursuant to Section 203.01 of the New York Stock Exchange (“NYSE”) Listed Company Manual approved by the SEC on August 21, 2006, the requirement for a NYSE-listed company to distribute a hard copy of the annual report to shareholders was eliminated. A listed company is required to file with the SEC its annual reports (which include the audited financial statements) and is required to simultaneously make the annual report available to its shareholders on or through the company’s website.
Pursuant to the current rule, PetroChina’s 2008 annual report on Form 20-F can be accessed through the SEC’s website — www.sec.gov, as well as the official website of PetroChina — http://www.petrochina.com.cn/Ptr/Investor_Relations/Periodic_Reports/

The soft copy of PetroChina’s annual report on Form 20-F (in PDF format) can also be downloaded from its website.
PetroChina will deliver within a reasonable time after request a hard copy of its 2008 annual report on Form 20-F, including its complete audited financial statements, free of charge, to any shareholder upon request.
To request a hard copy of the annual report, please write to:
Proxy Services Corporation
200 A Executive Drive
Edgewood, NY 11717.
Shareholders may also request a hardcopy of the annual report by calling the toll free number 1-800-555-2470.
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Additional information on PetroChina is available at the Company’s website:
http://www.petrochina.com.cn
Issued by PetroChina Company Limited
For further information, please contact:
PetroChina Company Limited

Hong Kong:	Fax: (852) 2899 2390
Mao Zefeng, Assistant Secretary	E-mail: hko@petrochina.com.hk
to the Board of Directors Tel: (852) 2899 2010

Public Relations Office:	Fax: (8610) 6209 9558
Yuan Xinxiang Tel: (8610) 5998 6037	E-mail: yuanxx@petrochina.com.cn

PR Agency (Overseas media):	Fax: (852) 2576 3551
Hill & Knowlton Asia Ltd. Kong Hoi Ni	E-mail: hoini.kong@hillandknowlton.com.hk
Tel: (852) 2894 6323

PR Agency (Domestic media):	Fax: (8610) 6553 6211
EverBloom Investment Consulting He Bin	E-mail: bin.he@everbloom.com.cn
Tel: (8610) 6553 6235

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